PART IV
ITEM 15. Exhibits and Financial Statement Schedules

EXHIBIT 12 Cigna Corporation – Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions) Year Ended December 31,	2016	2015	2014	2013	2012

Income before income taxes	$2,979	$3,327	$3,304	$2,176	$2,477
Adjustments:
(Income) loss from equity investee, net(1)	45	3	(18)	(17)	(10)
(Income) loss attributable to noncontrolling interests	24	17	5	(3)	(1)

Income before income taxes, as adjusted	$3,048	$3,347	$3,291	$2,156	$2,466

Fixed charges included in income:
Interest expense	$251	$252	$265	$270	$268
Interest portion of rental expense	50	54	50	38	43
Interest credited to contractholders	1	1	3	5	4

	$302	$307	$318	$313	$315

Income available for fixed charges	$3,350	$3,654	$3,609	$2,469	$2,781

Ratio of earnings to fixed charges:	11.1	11.9	11.3	7.9	8.8

(1)
Beginning in 2015, net of distributions received from equity method investments
E-4 CIGNA CORPORATION - 2016 Form 10-K